

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2018

Jeffrey A. Quiram
President and Chief Executive Officer
Superconductor Technologies, Inc.
9101 Wall Street, Suite 1300
Austin, Texas 78754

> **Re: Superconductor Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2018**
> **File No. 333-226025**

Dear Mr. Quiram:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.

Division of Corporation Finance
Office of Telecommunications

cc: Matthew O'Loughlin